As filed with the Securities and Exchange Commission on September 18, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Thomas P. McGuinness President and Chief Executive Officer InvenTrust Properties Corp. 3025 Highland Parkway Downers Grove, Illinois 60515 (855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland	Christy L. David
Latham & Watkins LLP 330 North Wabash Avenue Suite 2800	Executive Vice President, General Counsel and Secretary InvenTrust Properties Corp 3025 Highland Parkway
Chicago, Illinois 60611	Downers Grove, Illinois 60515
(312) 876-7700	(855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:
$75,000,000(a)	$9,337.50(b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, equals $124.50 per million dollars of the aggregate value of the transaction.

☑

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,337.50	Filing Party: InvenTrust Properties Corp.
Form or Registration No.: 005-85811	Date Filed: August 15, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2018 and amended by Amendment No. 1 filed with the SEC on August 30, 2018 (collectively, the “Schedule TO”) by InvenTrust Properties Corp., a Maryland corporation (the “Company”), to purchase for cash up to $75 million, or up to 37.5 million shares, in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $30.9 million assuming a purchase price at the low end of the range or $48.0 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the SEC, at a price specified by the tendering stockholders of not greater than $3.10 or less than $2.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, copies of which were filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively, to this Schedule TO (which, together with any amendments of supplements thereto, collectively constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase (as amended) and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, are incorporated into this Amendment No. 2 to Schedule TO by reference in response to Items 1 through 11 of this Tender Offer Statement on Schedule TO.

This Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

The following information is provided pursuant to Rule 13e-4(c)(4):

•	The Company has received the final results of the Offer, which expired at 5:00 p.m., New York City time, on September 13, 2018.

•

The Company has accepted for purchase 46,421,060 shares of its common stock properly tendered and not properly withdrawn prior to the expiration of the Offer at a purchase price of $2.10 per share, for an aggregate purchase price of approximately $97.5 million, excluding fees and expenses relating to the Offer. The 46,421,060 shares accepted for purchase in the Offer represent 38% of all shares tendered, and approximately 6% of the Company’s common stock outstanding as of August 1, 2018.

•	DST Systems, Inc., the Depositary Agent for the Offer, will promptly issue payment for the shares validly tendered and accepted for purchase in accordance with the terms and conditions of the Offer.

Items 1 through 9.

The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated by reference in answer to Items 1 through 9 of this Tender Offer Statement on Schedule TO and is hereby amended and supplemented as follows:

“On September 18, 2018, the Company issued a press release announcing the final results and settlement of the Offer, which expired at 5:00 p.m., New York City time, on September 13, 2018. A copy of such press release was filed as Exhibit (a)(2)(B) to the Schedule TO and is incorporated by reference herein.”

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Item 11 of this Tender Offer Statement on Schedule TO.

Item 12. Exhibits.

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 15, 2018

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Important Instructions and Information

(a)(1)(D)	Odd Lot Certification Form

(a)(1)(E)	Form of “Not In Good Order” Letter to Stockholders

(a)(1)(F)	Form of Withdrawal Letter

(a)(1)(G)	Form of Payment Letter

(a)(1)(H)	Form of Rejection Letter

(a)(1)(I)	Form of Letter Notifying Shareholder of Late Receipt of Letter of Transmittal

(a)(2)(A)	Press Release issued August 15, 2018

(a)(2)(B)*	Press Release issued September 18, 2018

(d)(A)	The Inland American Real Estate Trust, Inc. 2014 Share Unit Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K, as filed by the Company with the SEC on September 22, 2014).

(d)(B)	Form of Inland American Real Estate Trust, Inc. Share Unit Award Agreement (Contingency) (incorporated by reference to Exhibit 10.9 to the Company’s Form 8-K, as filed by the Company with the SEC on September 22, 2014)

(d)(C)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on June 19, 2015)

(d)(D)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(E)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(F)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(G)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed by the Company with the SEC on November 12, 2015)

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 18, 2018	InvenTrust Properties Corp.

	By:	/s/ Christy L. David
Christy L. David
Executive Vice President, General Counsel & Secretary